                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G



           Information to be Included in Statements Filed Pursuant to
               Rule 13d-1(b), (c) and (d) and Amendments Thereto
                          Filed Pursuant to Rule 13d-2

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                    SHANDA INTERACTIVE ENTERTAINMENT LIMITED
--------------------------------------------------------------------------------
                                (Name of Issuer)

                   ORDINARY SHARES, $0.01 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                 81941Q 20 3(1)
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                DECEMBER 31, 2005
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)

     [ ]  Rule 13d-1(c)

     [X]  Rule 13d-1(d)

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

--------
(1) This CUSIP number applies to the Issuer's American Depositary Shares, each representing two Ordinary Shares.

----------------------                                         -----------------
CUSIP NO.  81941Q 20 3               SCHEDULE 13G              PAGE 2 OF 8 PAGES
----------------------                                         -----------------

--------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          (ENTITIES ONLY)

          Skyline Media Limited
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [ ]
                                                                        (b)  [X]
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      CITIZENSHIP OR PLACE OF ORGANIZATION

          British Virgin Islands
--------------------------------------------------------------------------------
                     5     SOLE VOTING POWER
     NUMBER OF             81,070,090 Ordinary Shares
      SHARES         -----------------------------------------------------------
   BENEFICIALLY      6     SHARED VOTING POWER
     OWNED BY              0
       EACH          -----------------------------------------------------------
     REPORTING       7     SOLE DISPOSITIVE POWER
    PERSON WITH            81,070,090 Ordinary Shares
                     -----------------------------------------------------------
                     8     SHARED DISPOSITIVE POWER
                           0
--------------------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          81,070,090 Ordinary Shares
--------------------------------------------------------------------------------
   10     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   [ ]

--------------------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          57.1%(2)
--------------------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON

          CO
--------------------------------------------------------------------------------

--------
(2) Based on 141,982,766 Ordinary Shares outstanding as of December 31, 2005.

----------------------                                         -----------------
CUSIP NO.  81941Q 20 3               SCHEDULE 13G              PAGE 3 OF 8 PAGES
----------------------                                         -----------------

--------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          (ENTITIES ONLY)

          Skyline Capital International Limited
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [ ]
                                                                        (b)  [X]

--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      CITIZENSHIP OR PLACE OF ORGANIZATION

          British Virgin Islands
--------------------------------------------------------------------------------
                     5     SOLE VOTING POWER
     NUMBER OF             81,070,090 Ordinary Shares(3)
      SHARES         -----------------------------------------------------------
   BENEFICIALLY      6     SHARED VOTING POWER
     OWNED BY              0
       EACH          -----------------------------------------------------------
     REPORTING       7     SOLE DISPOSITIVE POWER
    PERSON WITH            81,070,090 Ordinary Shares(3)
                     -----------------------------------------------------------
                     8     SHARED DISPOSITIVE POWER
                           0
--------------------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          81,070,090 Ordinary Shares(3)
--------------------------------------------------------------------------------
   10     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   [ ]

--------------------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          57.1%(4)
--------------------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON

          CO
--------------------------------------------------------------------------------


--------
(3) Solely as the sole shareholder of Skyline Media Limited.

(4) Based on 141,982,766 Ordinary Shares outstanding as of December 31, 2005.

----------------------                                         -----------------
CUSIP NO.  81941Q 20 3               SCHEDULE 13G              PAGE 4 OF 8 PAGES
----------------------                                         -----------------

ITEM 1(a)      Name of Issuer:

               Shanda Interactive Entertainment Limited

ITEM 1(b)      Address of Issuer's Principal Executive Offices:

               No. 1 Office Building, No. 690 Bibo Road, Pudong New Area, Shanghai 201203 China.

ITEM 2(a)      Name of Person Filing:

               (i)   Skyline Media Limited ("SML");

               (ii)  Skyline Capital International Limited ("SCIL");

               (SML and SCLL, are referred to herein as the "Reporting Persons", each, a "Reporting Person").

               The Reporting Persons are making this single, joint filing pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended (the "Act") because each of them is reporting as to the beneficial ownership of the same securities and because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing or anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.


ITEM 2(b),(c) Address of Principal Business Office or, If None, Residence; Citizenship

               The principal business address of the Reporting Persons is at Palm Grove House, P.O. Box 438, Road Town, Tortola, British Virgin Islands. Both are British Virgin Islands limited corporations.

ITEM 2(d)      Title of Class of Securities:

               Ordinary Shares, $0.01 par value per share

ITEM 2(e)      CUSIP Number:

               81941Q 20 3(1)

ITEM 3.        Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c):

               Not applicable.

ITEM 4.        Ownership

               (a)   Amount Beneficially Owned:


                     SML..............................81,070,090 Ordinary Shares

                     SCIL.............................81,070,090 Ordinary Shares

--------
(1) This CUSIP number applies to the Issuer's American Depositary Shares, each representing two Ordinary Shares.

----------------------                                         -----------------
CUSIP NO.  81941Q 20 3               SCHEDULE 13G              PAGE 5 OF 8 PAGES
----------------------                                         -----------------


               (b)   Percent of Class:

                     SML...................................................57.1%

                     SCIL..................................................57.1%

               (c)   Number of shares as to which such person has:

                     (i)   sole power to vote or direct the vote:

                           SML........................81,070,090 Ordinary Shares

                           SCIL.......................81,070,090 Ordinary Shares

                     (ii)  shared power to vote or direct the vote:

                           SML.................................................0

                           SCIL................................................0

                     (iii) sole power to dispose or to direct the disposition
                           of:

                           SML........................81,070,090 Ordinary Shares

                           SCIL.......................81,070,090 Ordinary Shares

                     (iv) shared power to dispose or to direct the disposition of:

                           SML.................................................0

                           SCIL................................................0


ITEM 5.        Ownership of Five Percent or Less of a Class

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner or more than five percent of the class of securities, check the following box: [ ]

ITEM 6.        Ownership of More Than Five Percent on Behalf of Another Person

               Not applicable.

ITEM 7. Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

               The direct holder of the securities to which this Schedule 13G applies is included as a Reporting Person in this jointly filed
               Schedule 13G.

ITEM 8.        Identification and Classification of Members of the Group

               Not applicable.

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CUSIP NO.  81941Q 20 3               SCHEDULE 13G              PAGE 6 OF 8 PAGES
----------------------                                         -----------------

ITEM 9.        Notice of Dissolution of Group

               Not applicable.

ITEM 10.       Certifications

               Not applicable

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CUSIP NO.  81941Q 20 3               SCHEDULE 13G              PAGE 7 OF 8 PAGES
----------------------                                         -----------------

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. In addition, by signing below, the undersigned agrees that this
Schedule 13G may be filed jointly on behalf of each of the Reporting Persons.



Dated:  February 7, 2006

                                           SKYLINE MEDIA LIMITED

                                           By:    /s/ Tianqiao Chen
                                                 -------------------------------
                                           Name:  Tianqiao Chen
                                           Title: Attorney-in-Fact


                                           SKYLINE CAPITAL INTERNATIONAL LIMITED

                                           By:    /s/ Tianqiao Chen
                                                 -------------------------------
                                           Name:  Tianqiao Chen
                                           Title: Attorney-in-Fact

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Ordinary Shares, par value $0.01, of Shanda Interactive Entertainment Limited and that this Agreement be included as an exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which, taken together, shall constitute one and the same instrument.



                                           SKYLINE MEDIA LIMITED

                                           By:    /s/ Tianqiao Chen
                                                --------------------------------
                                           Name:  Tianqiao Chen
                                           Title: Attorney-in-Fact

                                           SKYLINE CAPITAL INTERNATIONAL LIMITED

                                           By:    /s/ Tianqiao Chen
                                                --------------------------------
                                           Name:  Tianqiao Chen
                                           Title: Attorney-in-Fact